Calculation of Filing Fee Table

SC TO-I

(Form Type)

Cross Shore Discovery Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid:	$0	--	$0
Fees Previously Paid	$9,752,706.64(1)	0.0000927	$904.08(2)
Total Transaction Valuation	$9,752,706.64(1)
Total Fees Due for Filing			$0

Total Fees Previously Paid			$904.08(3)
Total Fee Offsets			$0

Net Fee Due			$0
(1)	Estimated solely for purposes of calculating the filing fee for this transaction in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the maximum percentage of Shares offered to be repurchased calculated at the most recent net asset value per Share as of the filing date (20% of net asset value offered to be repurchased valued at the most recent net asset value as of the fling date, or 10/29/2021).
(2)	The amount of the filing fee calculated in accordance with the Exchange Act equals $92.70 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.
(3)	The fee of $904.08 was paid by the Fund in connection with filing its Schedule TO-I on December 15, 2021. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.